SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                             HONDO OIL & GAS COMPANY
                         ------------------------------
                                (Name of Issuer)

                           Common Stock, $1 par value
                         ------------------------------
                         (Title of class of securities)

                                   438138-10-9
                                 (CUSIP Number)

                           Rudolph H. Funke, Secretary
                                  Lonrho, Inc.
                                805 Third Avenue
                            New York, New York 10022
            ---------------------------------------------------------
            (Person Authorized to Receive Notices and Communications)

                                January 16, 1997
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement [_]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)




                               Page 1 of 20 Pages





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CUSIP No. 438138-10-9          Page 2 of 20 Pages


Response to Question  1:       Lonrho Plc
Response to Question  2:       (a)
Response to Question  3:       SEC USE ONLY
Response to Question  4:       BK, OO
Response to Question  5:       N/A
Response to Question  6:       Great Britain
Response to Question  7:                0
Response to Question  8:       10,234,596    (shared with subsidiaries)
Response to Question  9:                0
Response to Question 10:       10,234,596    (shared with subsidiaries)

Response to Question 11:       10,234,596    (includes all shares owned by
                                              all group members)
Response to Question 12:       N/A
Response to Question 13:       74.3%
Response to Question 14:       HC;CO

CUSIP No. 438138-10-9          Page 3 of 20 Pages


Response to Question  1:       Thamesedge Ltd.
Response to Question  2:       (a)
Response to Question  3:       SEC USE ONLY
Response to Question  4:       OO
Response to Question  5:       N/A
Response to Question  6:       Great Britain
Response to Question  7:          783,396
Response to Question  8:        9,451,200  (shared with parent and subsidiaries)
Response to Question  9:          783,396
Response to Question 10:        9,451,200  (shared with parent and subsidiaries)
Response to Question 11:       10,234,596  (includes all shares owned by
                                            all group members)
Response to Question 12:       N/A
Response to Question 13:       74.3%
Response to Question 14:       HC;CO

CUSIP No. 438138-10-9          Page 4 of 20 Pages

Response to Question  1:       Lonrho, Inc.
Response to Question  2:       (a)
Response to Question  3:       SEC USE ONLY
Response to Question  4:       AF
Response to Question  5:       N/A
Response to Question  6:       Delaware
Response to Question  7:                0
Response to Question  8:        9,451,200 (shared with parents and a subsidiary)
Response to Question  9:                0
Response to Question 10:        9,451,200 (shared with parents and a subsidiary)
Response to Question 11:        9,451,200 (may be deemed to beneficially own all
                                           10,234,596 shares owned by group)
Response to Question 12:       X          (excludes 783,396 shares owned by
                                           parent, another group member)
Response to Question 13:       68.6%      (group's percentage ownership is
                                           74.3%)
Response to Question 14:       HC; CO


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CUSIP No. 438138-10-9          Page 5 of 20 Pages



Response to Question  1:       The Hondo Company
Response to Question  2:       (1)
Response to Question  3:       SEC USE ONLY
Response to Question  4:       OO
Response to Question  5:       N/A
Response to Question  6:       New Mexico
Response to Question  7:               0
Response to Question  8:       9,451,200    (shared with parents)
Response to Question  9:               0
Response to Question 10:       9,451,200    (shared with parents)
Response to Question 11:       9,451,200    (may be deemed to own all 10,234,596
                                             shares owned by group)
Response to Question 12:       X            (excludes 783,396 shares owned by
                                             another group member)
Response to Question 13:       68.6%        (group's percentage is 74.3%)
Response to Question 14:       CO




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CUSIP No. 438138-10-9          Page 6 of 20 Pages


                                  INTRODUCTION
                                  ------------

             This statement is being filed jointly by Lonrho Plc, Thamesedge Ltd., Lonrho, Inc. and The Hondo Company (collectively, the "Reporting Persons") with respect to their beneficial ownership of shares of Common Stock of Hondo Oil & Gas Company. Lonrho Plc is the parent of Thamesedge Ltd. ("Thamesedge") and, through Thamesedge and Thamesedge's wholly-owned subsidiary, Lonrho, Inc., the parent of The Hondo Company.

             Prior to October 7, 1994, Lonrho Plc, Lonrho, Inc. and The Hondo Company filed a joint statement (and amendments thereto) on Schedule 13D with Mr. Robert O. Anderson. Lonrho, Plc and Lonrho, Inc. determined to report separately from, in lieu of filing jointly with, The Hondo Company and Mr. Anderson. Accordingly, Lonrho Plc and Lonrho, Inc. filed, together with Scottsdale Princess, Inc. (at the time an indirect wholly-owned subsidiary of Lonrho, Plc and which, at the time, held an option to acquire shares of The Hondo Company), a Schedule 13D on October 7, 1994 (the "Original Schedule 13D"). Since the Original Schedule 13D, The Hondo Company has been added as a Reporting Person, while Scottsdale Princess, Inc. subsequently transferred its interest in The Hondo Company and ceased being a Reporting Person. The Original Schedule 13D, as heretofore amended, is referred to collectively as the "Schedule 13D". This Amendment No. 4 further amends the Schedule 13D.

             All information contained in the Schedule 13D, as amended hereby, concerning Messrs. Robert O. Anderson, W. Phelps Anderson and Robert B. Anderson is to the best knowledge and belief of the Reporting Persons.

             All terms used, but not defined, in this Amendment No. 4 are as defined in the Schedule 13D as heretofore amended.

Item 2.      Identity and Background.
             ------------------------

             Appendix A to the Schedule 13D, which is incorporated by reference in partial response to Item 2, is amended to read as set forth in Appendix A to this Amendment.

Item 3.      Source and Amount of Funds or other Consideration.
             --------------------------------------------------

             Paragraph (c) of Item 3 to the Schedule 13D is amended to add the following:

             (iv) On October 29, 1996, Hondo Company transferred 10,000 shares of Common Stock in settlement of a claim.

             (v) On January 16, 1997, Hondo Company transferred 150,290, 60,348, 60,348 and 29,014 (an aggregate of 300,000) shares of Common Stock to Robert O. Anderson, Robert B. Anderson, W. Phelps Anderson and Sun Valley Energy Corporation (a transferee of a portion of the

CUSIP No. 438138-10-9          Page 7 of 20 Pages

Anderson Family's interest in Hondo Company), respectively, in partial redemption of their interest in Hondo Company pursuant to the Second Amendment to the Revised Settlement Agreement among Lonrho Plc, Lonrho, Inc., Scottsdale Princess, Inc. and the Anderson Family. See paragraph (c) in Item 6.

Item 4.      Purpose of Transaction.
             -----------------------

             Item 4 of the Schedule 13D is amended to read as follows:

             The purpose of the acquisition of the shares of Common Stock by Hondo Company in October 1987 was to acquire control of the Issuer under an arrangement which effectively provided joint control of the Issuer by Lonrho Plc and Lonrho, Inc., on the one hand, and the Anderson Family, on the other hand. The other purchases of the Issuer's Common Stock reflected in Item 3 increased the Reporting Persons' investment and interest in the Issuer's Common Stock. The purpose of the Revised Settlement Agreement, as amended, discussed in paragraph
(c) of Item 6 is to, among other things, vest control of Hondo Company solely in the Reporting Persons and provide a mechanism by which the interest of the Anderson Family in Hondo Company may become a direct interest in a portion of the Issuer's Common Stock held by Hondo Company .

             No Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer (although the Reporting Persons retain the right, which they may exercise at any time or from time to time, in their discretion, to acquire directly shares of Common Stock, including the potential conversion by Thamesedge of $13,500,000 of the indebtedness owed to Thamesedge by the Company and the potential acquisition by Thamesedge of shares of Common Stock from the Issuer in payment of interest on certain obligations of the Issuer to Thamesedge, each as described in paragraph (b) of Item 6) or the disposition of securities of the Issuer (except that (i) Hondo Company, as owner, and Thamesedge, as pledgee, reserve the right to sell shares covered by a registration statement filed under the Securities Act by the Issuer with respect to 3,609,200 shares of the Issuer's Common Stock; (ii) Thamesedge reserves the right to sell shares covered by other registration statements filed under the Securities Act by the Issuer with respect to shares of the Issuer's Common Stock issued by the Issuer in payment of interest on certain indebtedness owed it by the Issuer; (iii) under the Revised Settlement Agreement, as amended, discussed in paragraph (c) of Item 6, certain shares owned by Hondo Company are expected to be transferred to the Anderson Family as their interests in Hondo Company are redeemed and (iv) all shares owned by the Reporting Persons could also be sold pursuant to Rule 144 under the Securities Act or another exemption from the registration provisions of the Securities Act), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (although Thamesedge reserves the right to enforce the rights under certain mortgages and a security interest held by it in the shares of the Issuer's subsidiary, Hondo Magdalena Oil & Gas Limited, securing certain loans made to the Issuer discussed in paragraph (b) of Item 6), (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except that the Revised Settlement

CUSIP No. 438138-10-9          Page 8 of 20 Pages

Agreement provides for Hondo Company to support Robert O. Anderson's election as a director of the Issuer for five years from December 19, 1995; however, Mr. Anderson has resigned as a director of the Issuer), (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

             Lonrho Plc has announced that it intends to restructure its operations, which may entail the divestiture of certain assets. Accordingly, Lonrho Plc reserves the right to divest itself of all or part of its investment in any of the Issuer's direct or indirect controlling stockholders or cause its subsidiaries to divest themselves of all or part of their investment in the Issuer.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

             Item 5 of the Schedule 13D is amended to read as follows:

             Because of their ownership structure, the Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act, and each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 10,234,598 shares of Common Stock of the Issuer, representing, based on the 13,776,194 shares of Common Stock which were issued and outstanding on December 6, 1996 as reflected in the Issuer's Annual Report on Form 10-K for the year ended
September 30, 1996, approximately 74.3% of the outstanding shares of the Issuer's Common Stock.

             Hondo Company is the owner of record of 9,451,200 (68.6%) of the Issuer's outstanding Common Stock and, therefore, may be deemed to have sole voting and dispositive power over such shares. The shareholders of Hondo Company and their approximate respective percentages of Hondo Company as of January 31, 1997 are set forth below:

                                                         Percentage of
                                                         Hondo Company
             Hondo Company Shareholders                  Common Stock
             --------------------------                  ------------

                Lonrho, Inc.                                81.825%
                The Anderson Family                         18.175%

             Lonrho, Inc., by virtue of its 81.825% ownership of Hondo Company, may be deemed to have shared voting and dispositive power over the 9,451,200 (68.6%) of the Issuer's outstanding Common Stock owned of record by Hondo Company.

CUSIP No. 438138-10-9          Page 9 of 20 Pages


             Thamesedge is the owner of record of 783,396 (5.7%) of the Issuer's outstanding Common Stock and, therefore, may be deemed to have sole voting and dispositive power over such shares and, by virtue of its ownership of Lonrho, Inc. as a wholly-owned subsidiary, may be deemed to have shared voting and dispositive power over the 9,451,200 (68.6%) of the Issuer's outstanding Common Stock owned of record by Hondo Company.

             Lonrho Plc, by virtue of its ownership of Thamesedge as a wholly-owned subsidiary, may be deemed to have shared voting and dispositive power over all 10,234,596 (74.3%) of the Issuer's outstanding Common Stock which may be deemed beneficially owned by Thamesedge, Lonrho, Inc.
and Hondo Company.

             On June 10, 1996, the interest of Scottsdale Princess, Inc. in Hondo Company was transferred to Lonrho, Inc., and Scottsdale Princess Inc. ceased having any direct or indirect interest in the Issuer's capital stock and, accordingly, is no longer a Reporting Person.

             See Item 3 for information concerning the Reporting Person's transactions in the Issuer's Common Stock. See also paragraph (b)(i) of Item 6 with respect to the proposed submission to the Issuer's shareholders of a proposal which, if approved, would enable Thamesedge to convert $13.5 million of debt owed to Thamesedge by the Company into shares of the Issuer's Common Stock at a conversion price of $12.375 per share (an aggregate of 1,090,909 shares). Such shares are not included in the above shares beneficially owned by the Reporting Persons at this time as such conversion right is subject to approval by the disinterested stockholders of the Issuer.

             See paragraph (c) of Item 6 with respect to the rights of the Anderson Family to require Hondo Company to redeem, and the right of Hondo Company to redeem, the Anderson Family's remaining interest in Hondo Company in exchange for 800,000 shares of the Issuer's Common Stock owned by the Anderson Family.

Item 6.      Contracts, Arrangements, Understandings or Relationships
             --------------------------------------------------------
             with Respect to Securities of the Issuer.
             -----------------------------------------

             Item 6 of the Schedule 13D is amended to read as follows:

             (a) Reference is made to Item 3 above for information  with respect to the Pledge Agreement between Hondo Company and Union Bank relating to shares of the Issuer's Common Stock owned by Hondo Company which pledge was assigned by Union Bank to Lonrho Plc. On March 29, 1996, the indebtedness of Hondo Company secured by this pledge was assigned by Lonrho Plc to Thamesedge and, accordingly, Thamesedge became the pledgee of such shares.

             (b) The Issuer has, at times, incurred indebtedness to Lonrho Plc, Thamesedge and other affiliates of Lonrho Plc. On March 29, 1996, all of the Issuer's indebtedness to Lonrho Plc was assigned to Thamesedge and, accordingly, such amounts are now due Thamesedge.

CUSIP No. 438138-10-9          Page 10 of 20 Pages

                          (i) On  November  30,  1988,  Thamesedge  purchased  a
$75,000,000 13.5% Senior Note, due in 1998, from the Issuer in a private placement. As noted below, the interest rate applicable to this debt is presently 6% per annum. In December 1995, Thamesedge agreed to extend the mandatory redemption dates of the Note to November 1, 1997 and November 1, 1998, with one half of the aggregate principal amount outstanding on November 1, 1997 due on each such date, plus accrued interest. The entire Note is secured by a mortgage on certain real estate owned by the Issuer. On December 13, 1996, the Issuer and Thamesedge agreed, among other things, that (i) the aggregate principal amount of the Note, plus accrued interest, is to be payable on January 1, 1998, and (ii) subject to approval by the Issuer's stockholders, Thamesedge will have the option to convert $13,500,000 of the principal amount of this Note into shares of Common Stock of the Issuer at a conversion price of $12.375 (110% of the closing price of the Issuer's Common Stock on the American Stock Exchange on December 11, 1996). If the conversion option is not approved by the Company's stockholders, the interest rate on such $13,500,000 will become 13.5% per annum (the original interest rate applicable to the Note). At September 30, 1996, the outstanding principal amount due on this Note was approximately $36,362,000 (including , as discussed below, accrued interest through September 30, 1993 which was added to principal), and accrued interest was approximately $1,100,000.

                          (ii) On  September  1,  1991,  November  1,  1991  and
December 20, 1991, Lonrho Plc, Thamesedge and other affiliates of Lonrho Plc loaned the Issuer an aggregate of $32,000,000. At the time the loans were made the interest rate was similar to that applicable to the Issuer's former working capital loan with a bank for its refining and marketing operations. On October 18, 1994, the Company paid Lonrho Plc $5,000,000 to repay a portion of the loans made in calendar 1991. At the same time, Lonrho provided a $5,000,000 loan facility to the Issuer, upon similar terms as these loans. In December 1995, the lenders agreed to extend the maturity date of these loans to October 1, 1997. As noted below, the interest rate applicable to these loans is presently 6% per annum. On December 13, 1996, the Issuer and Thamesedge agreed that the principal amount of these loans, plus accrued interest, is to be payable on January 1, 1998. At September 30, 1996, the outstanding principal amount due on these loans was approximately $36,200,000 (including, as discussed below, accrued interest through September 30, 1993 which was added to principal), and accrued interest was approximately $1,100,000.

                          (iii) On April  30,  1993,  Lonrho  Plc  loaned to the
Issuer an additional $3,000,000 and, as security, the Issuer granted to Lonrho Plc a mortgage on certain real property. On June 25, 1993, Lonrho Plc and Thamesedge agreed to loan the Issuer an additional $4,000,000 (all of which has been advanced) and, as security, the Issuer granted to Lonrho Plc a mortgage on certain other real property. In December 1995, the lenders agreed to extend the maturity of each note so that each is payable on the earlier of (i) the sale of the property securing the respective note or (ii) in ten semi-annual installments commencing on October 1, 1997. As noted below, the interest rate applicable to these loans is presently 6% per annum. On December 13, 1996, Thamesedge, the Issuer and a subsidiary of the Issuer agreed that the payment of the installments of principal amount of these loans would begin on January 1, 1998 (in lieu of October 1, 1997). At September 30, 1996, the outstanding principal amounts due on these loans were approximately $3,277,000 and $4,271,000,

CUSIP No. 438138-10-9         Page 11 of 20 Pages

respectively (including, as discussed below, accrued interest through September 30, 1993 which was added to principal), and accrued interest was approximately $100,000 and $130,000, respectively.

                          (iv)  Thamesedge  and the Issuer have  entered  into a
Revolving Credit Agreement dated as of June 28, 1996, under which the Issuer may borrow up to $13.5 million from Thamesedge until June 30, 1997. On December 13, 1996, the Issuer and Thamesedge agreed that the maturity date of the indebtedness outstanding under the Revolving Credit Agreement would be extended to January 1, 1998 from June 30, 1997. The Revolving Credit Agreement also provides for potential mandatory prepayments from "free cash flow", as defined. Loans bear interest at the rate of 13% per annum. While no borrowings were outstanding under this line of credit at September 30, 1996, $6,000,000 of borrowings were outstanding under this line of credit at December 31, 1996.

             On December 18, 1992, Lonrho Plc and Thamesedge agreed to defer interest and certain principal payments on loans then outstanding. On December 18, 1993, Lonrho Plc and Thamesedge agreed to add accrued interest at September 30, 1993 to principal and reduce the interest rate on each of the loans described in (i) - (iii) above to 6% per annum effective September 30, 1993 and defer principal payments on the loans. As consideration for the deferral of interest and principal payments, on December 18, 1992, the Issuer granted Lonrho Plc a 5% share of the Issuer's net profits, as defined, under the Opon Association Contract pursuant to which a wholly-owned subsidiary of the Issuer is participating in the exploration and development of oil and gas in the Middle Magdalena Basin, about 125 miles north of Bogota, Columbia. Following the final payment of the foregoing indebtedness, Lonrho Plc's share of such net profits will be decreased by one-half. Lonrho Plc may transfer to Thamesedge its rights in and to such share of the Issuer's net profit.

             Thamesedge (and Lonrho Plc with respect to indebtedness assigned to Thamesedge) and the Issuer have agreed that, if the Issuer does not have sufficient cash resources to pay interest on any of the foregoing indebtedness when due, then the Issuer may offer to pay such interest in shares of its Common Stock valued at their market price on the day the interest is due. Thereupon Thamesedge may either accept such offer or add the amount of interest then due to the remaining outstanding principal balance of the applicable obligation. See
Item 3 for information concerning shares of the Issuer's Common Stock that have been issued to Lonrho Plc and Thamesedge pursuant to this arrangement.

             As part of the agreement entered into on December 13, 1996 described above among Thamesedge, the Issuer and certain subsidiaries of the Issuer, the Issuer granted to Thamesedge (in addition to any other security described above), as security for all of the loans described above (other than the $13,500,000 of indebtedness described in (i) above which is proposed to be convertible into Common Stock), a security interest in all of the shares of the Issuer's subsidiary, Hondo Magdalena Oil & Gas Limited.

             (c) On December 20, 1995, the Reporting Persons (other than Thamesedge) and Scottsdale Princess, Inc. and the members of the Anderson Family entered into a Revised Settlement Agreement (as amended on January 5, 1996 and May 14, 1996, the "Revised Settlement Agreement")

CUSIP No. 438138-10-9          Page 12 of 20 Pages

to replace a Settlement Agreement dated August 23, 1995 between them. The following summary of the Revised Settlement Agreement is qualified in its entirety by reference thereto (which appears as Exhibits 10 and 11 to Amendment No. 2 to this Schedule and Exhibit No. 12 to Amendment No. 3 to this Schedule). Under the Revised Settlement Agreement, on January 5, 1996, among other things,
(i) Scottsdale Princess, Inc. exercised its right under the Option Agreement dated as of July 6, 1993 between Robert O. Anderson and Scottsdale (and reported in the Original Schedule 13D) to acquire 25% of the issued and outstanding Common Stock of Hondo Company from Mr. Anderson, increasing the then ownership of the Reporting Persons in Hondo Company to 75% and decreasing the ownership interest of the Anderson Family in Hondo Company to 25% (the interest of Scottsdale Princess, Inc. in Hondo Company was subsequently transferred to Lonrho, Inc.); (ii) the Shareholders' Agreement dated October 17, 1986 among Lonrho, Inc., the Anderson Family and Hondo Company, which (while not directly related to the Issuer's Common Stock held by Hondo Company) required Lonrho, Inc., on the one hand, and the Anderson Family, on the other hand, to designate an equal number of directors of Hondo Company, became null and void, thus enabling Lonrho, Inc. (as majority shareholder of Hondo Company) to elect all of Hondo Company's directors and control Hondo Company's policies; (iii) Lonrho Plc loaned Hondo Company $9,500,000 and Hondo Company repaid loans due to the Anderson Family in the same amount and Robert O. Anderson was released from all his guaranties of indebtedness of Hondo Company and the Issuer to Lonrho Plc;
(iv) all litigation between the parties to the Revised Settlement Agreement was discontinued with prejudice; (v) the Anderson Family agreed that their 25% interest in Hondo Company was to be exchanged for 1,200,000 shares of Common Stock of the Issuer which they, acting solely through Robert O. Anderson, would have the right to call at the rate of 400,000 shares annually for three consecutive years beginning January 5, 1997 against delivery to Hondo Company for redemption of one-third annually of their aggregate 25% interest in Hondo Company, while Hondo Company has the right, beginning January 5, 1999, to put to the Anderson Family so much of the 1,200,000 registered shares of Common Stock of the Issuer which the members of the Anderson Family have not previously required Hondo Company to transfer in exchange for their remaining interest in Hondo Company; and (vi) Hondo Company agreed to support Robert O. Anderson's election as a director of the Issuer for five years from December 20, 1995; however, Mr. Anderson subsequently resigned as a director of the Issuer. Hondo Company agreed to cause the Issuer to file a registration statement (or a post-effective amendment to an existing registration statement) under the Securities Act covering the resale of the Issuer's shares of Common Stock deliverable to the Anderson Family (or a pledgee of the Anderson Family), use its best efforts to cause such registration statement to be declared effective no later than January 5, 1997 and to maintain such registration statement until January 5, 2000.

           On May 14, 1996, the parties to the Revised Settlement Agreement entered into a Second Amendment to Revised Settlement Agreement pursuant to which, among other things, on May 14, 1996 and January 16, 1997 Hondo Company redeemed from the Andersons (and a transferee) the first one-third of the Andersons' interest in Hondo Company in exchange for an aggregate of 400,000 shares of Common Stock owned by Hondo Company.

CUSIP No. 438138-10-9          Page 13 of 20 Pages


Item 7.      Material to be filed as Exhibits.
             ---------------------------------
             Item 7 of the Schedule 13D is amended to add the following exhibit:

13. Letter Agreement dated December 13, 1996 by and among Thamesedge, the Issuer, Via Verde Development Company and Newhall Refining Co., Inc. (incorporated by reference to Exhibit 10.15 to the Issuer's Annual Report on Form 10-K for the year ended September 30, 1996, File No. 1-8979).

CUSIP No. 438138-10-9          Page 14 of 20 Pages

                                   SIGNATURES

             After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 6, 1997
                                           Lonrho Plc


                                           By:  /s/ John F. Price
                                              ----------------------
                                                John F. Price
                                                Under Power of Attorney
                                                dated October 6, 1994


                                           Thamesedge Ltd.


                                           By:  /s/ John F. Price
                                              ----------------------
                                                John F. Price
                                                Under Power of Attorney
                                                Dated: January 8, 1996


                                           Lonrho, Inc.


                                           By:  /s/ John F. Price
                                              ----------------------
                                                John F. Price, President


                                           The Hondo Company


                                           By:  /s/ John F. Price
                                              ----------------------
                                                John F. Price, President

CUSIP No. 438138-10-9          Page 15 of 20 Pages

                                   APPENDIX A

I.           Lonrho Plc

             Set forth below are the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Lonrho Plc.


Name and                       Principal
Position held                  Occupation
with Lonrho Plc                or Employment           Business Address            Citizenship
---------------                -------------           ----------------            -----------
Sir John Leahy,               Non-Executive           Four Grosvenor Place      United Kingdom
K.C.M.G.                      Chairman                London, SW1X 7DL,
Non-Executive Chairman        Lonrho Plc              England

D. Bock                       Member of               Four Grosvenor Place      Germany
Non-Executive                 Supervisory             London, SW1X 7DL,
Deputy Chairman               Board                   England
 and Director                 Alvanta Management AG

S.E. Jonah                    Director                Four Grosvenor Place      Ghana
Director                      Lonrho Plc              London, SW1X 7DL,
                                                      England

N.J. Morrell                  Director                Four Grosvenor Place      United Kingdom
Director                      Lonrho Plc              London, SW1X 7DL,
                                                      England

J.L. Platts-Mills             Director                Four Grosvenor Place      United Kingdom
Director                      Lonrho Plc              London, SW1X 7DL,
                                                      England

R.E. Whitten                  Director                Four Grosvenor Place      United Kingdom
Director                      Lonrho Plc              London, SW1X 7DL,
                                                      England

Terence Wilkinson             Director                Four Grosvenor Place      South Africa
Director                      Lonrho Plc              London, SW1X 7DL,
                                                      England

CUSIP No. 438138-10-9          Page 16 of 20 Pages


Name and                       Principal
Position held                  Occupation
with Lonrho Plc                or Employment           Business Address            Citizenship
---------------                -------------           ----------------            -----------
M.J. Pearce                   Company Secretary       Four Grosvenor Place      United Kingdom
Company Secretary             Lonrho Plc              London, SW1X 7DL,
                                                        England

Peter Harper                  Director-               Four Grosvenor Place      United Kingdom
Non-Executive                 Parliamentary           London, SW1X 7DL,
 Independent Director         Affairs                   England
                              Hanson Plc

Stephen Walls                 Chairman                Four Grosvenor Place      United Kingdom
Non-Executive                 Albert Fisher           London, SW1X 7DL,
 Independent Director         Group Plc                 England

Timothy Wadeson               Technical Director      Four Grosvenor Place      South Africa
Non-Executive Director        Anglo American          London SWIX 7DL,
                              Corporation of            England
                              South Africa Ltd

CUSIP No. 438138-10-9         Page 17 of 20 Pages

II.          Thamesedge Ltd.

             Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of Thamesedge.

Name and                   Principal
Position held              Occupation
with Thamesedge            or Employment          Business Address              Citizenship
---------------            -------------          ----------------              -----------
R.E. Whitten              Director                Four Grosvenor Place          United Kingdom
Director                  Lonrho Plc              London, SW1X 7DL,
                                                    England

N.J. Morrell              Director                Four Grosvenor Place          United Kingdom
Director                  Lonrho Plc              London, SW1X 7DL,
                                                    England

J.L. Platts-Mills         Director                Four Grosvenor Place          United Kingdom
Director                  Lonrho Plc              London, SW1X 7DL,
                                                    England

D. Bock                   Member of               Four Grosvenor Place          Germany
Director                   Supervisory            London, SW1X 7DL,
                           Board                   England
                          Alvanta Management AG

CUSIP No. 438138-10-9         Page 18 of 20 Pages

III.         Lonrho Inc.

             Set forth below are the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Lonrho, Inc.

Name and                  Principal
Position held             Occupation
with Lonrho Inc.          or Employment           Business Address              Citizenship
----------------          -------------           ----------------              -----------
John F. Price             President               805 Third Avenue              United States
President and             Princess Hotels         New York, New York
  Director                  International, Inc.     10022

James E.M. Evans          Vice President-         805 Third Avenue              United States
Vice President-Finance      Finance               New York, New York
  and Treasurer           Princess Hotels           10022
                            International, Inc.

Rudolph H. Funke          General Counsel         805 Third Avenue              United States
Secretary                 Princess Hotels         New York, New York
                            International, Inc.     10022

R.E. Whitten              Director                Four Grosvenor Place          United Kingdom
Director                  Lonrho Plc              London, SW1X 7DL,
                                                    England

Vincent Carrozza          Regional Vice           P.O. Box 1351                 United States
Director                    President             Acapulco, GRO
                          Princess Hotels         39300 Mexico
                            International, Inc.

CUSIP No. 438138-10-9         Page 19 of 20 Pages

IV.          Hondo Company

             Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of Hondo Company.

Name and                  Principal
Position held             Occupation
with Hondo Company        or Employment           Business Address              Citizenship
------------------        -------------           ----------------              -----------
John F. Price             President               805 Third Avenue              United States
President and             Princess Hotels         New York, New York
 Director                                           10022

Richard W. Reese          Vice President          410 East College Blvd.        United States
Vice President            Hondo Company           Roswell, New Mexico

S.H. Cavin                Counsel                 410 East College Blvd.        United States
Secretary                 Hondo Company           Roswell, New Mexico

D. Bock                   Managing Director       Four Grosvenor Place          Germany
Managing                   and Chief              London, SW1X 7DL,
 Director                  Executive                England
                          Lonrho Plc

R.E. Whitten              Director                Four Grosvenor Place          United Kingdom
Director                  Lonrho Plc              Four Grosvenor Place
                                                  London, SW1X 7DL,
                                                    England

CUSIP No. 438138-10-9         Page 20 of 20 Pages

                                                                       EXHIBIT 1


           The undersigned agree that the statement on Schedule 13D to which this Agreement is attached is filed on behalf of each of them.

Dated:       February 6, 1997
                                              Lonrho Plc


                                              By: /s/ John F. Price
                                                 --------------------------
                                                  John F. Price
                                                  Under Power of Attorney
                                                          dated October 6, 1994

                                              Thamesedge Ltd.


                                              By: /s/John F. Price
                                                 --------------------------
                                                  John F. Price
                                                  Under Power of Attorney
                                                  Dated January 8, 1996


                                              Lonrho, Inc.


                                              By: /s/ John F. Price
                                                 --------------------------
                                                  John F. Price, President


                                              The Hondo Company.


                                              By: /s/ John F. Price
                                                 --------------------------
                                                  John F. Price, President